[GRAPHIC OF WORD "SPECIMEN"]

                                 PROTECTION PLUS
                          OPTIONAL DEATH BENEFIT RIDER


In this Rider, "we", "our", and "us" means Equitable Life Assurance Society of the United States and "you" and "your" means the Owner.

The death benefit payable when Protection Plus is included in your Certificate is equal to your death benefit payable as described in the "Death Benefit" section of the Certificate to which this Rider is attached, increased by the Protection Plus Death Benefit Increment.

The Protection Plus Death Benefit Increment is equal to:

40% of the lesser of:
       (i)   your net contributions, or

       (ii) your death benefit as described in the Death Benefit section less your net contributions.

Net contributions means the total contributions you have made reduced on a pro rata basis to reflect your withdrawals. Reduction on a pro rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your contributions by that percentage. We make this calculation as of the transaction date of each withdrawal.

The charge for this benefit, as shown in the Data Pages, will be a percentage of the Annuity Account Value.

If the Successor Owner/Annuitant election is made after the death of the original Annuitant and the Successor Owner/Annuitant is less than age 76 on the date we received due proof of death, this rider shall remain in effect and the charge for the benefit shall continue to apply. If this rider remains in effect, the Protection Plus Death Benefit Increment will be added to the Annuity Account Value, along with the excess, if any, of the Death Benefit as described in the Death Benefit section over the Annuity Account Value. The total amount will then be substituted for the net contributions in the above formula, as of the date of the Successor Owner/Annuitant's election. When the Successor Owner/Annuitant election has been made and this rider remains in effect, the percentage in the above formula is based on the Successor Owner/Annuitant's age on the date due proof of the original Annuitant's death was received.




No. 2000PPDB

[GRAPHIC OF WORD "SPECIMEN"]

GENERAL PROVISIONS OF THIS RIDER

This Rider is part of the Certificate to which it is attached. Its benefit is subject to all the terms of this Rider and such Certificate.

This Rider will terminate when the Certificate terminates or when the Certificate continues under the Beneficiary Continuation Option.





NEW YORK,

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

/s/Edward D. Miller                        /s/Pauline Sherman
------------------------------------       -----------------------------------
Edward D. Miller                           Pauline Sherman
Chairman and Chief Executive Officer       Senior Vice President, Secretary and
                                           Associate General Counsel


No. 2000PPDB